As filed with the Securities and Exchange Commission on January 6, 2021

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT

(Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934)

Voya Prime Rate Trust

(Name of Issuer)

Voya Prime Rate Trust

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, no par value

(Title of Class of Securities)

92913A100

(CUSIP Number of Class of Securities)

Huey P. Falgout, Jr., Esq.

Voya Prime Rate Trust

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

1-800-992-0180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

John J. Mahon, Esq.

F. Xavier Kowalski, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington, DC 20005

(202) 729-7477

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$103,783,215.12(a)	$11,322.75(b)
(a)

Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 21,576,552 common shares in the offer (15% of the issued and outstanding common shares as of December 1, 2020) based upon a price of $4.81 (99% of the net asset value per share on December 1, 2020).

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $11,322.75	Filing Party: Voya Prime Rate Trust
Form or Registration No.: SC-TO-I (005-39691)	Date Filed: December 3, 2020

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on December 3, 2020 (the “Schedule TO”) by Voya Prime Rate Trust, a Massachusetts business trust (the “Trust”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Trust (the “Offer”) to repurchase 15% of its issued and outstanding common shares of beneficial interest, no par value (the “Shares”), in exchange for cash at a price equal to 99% of the net asset value per Share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the Shares are traded, on the day the Offer expired, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2020 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”).

This Amendment No. 2 is the final amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4) of the Exchange Act:

1.    The Offer expired at 5:00 p.m. Eastern time, on January 4, 2021.

2.    88,416,006.334 Shares of the Trust were validly tendered and not withdrawn prior to the expiration of the Offer, and 21,576,552 Shares were accepted for repurchase by the Trust in accordance with the terms of the Offer.

3.    The Shares were repurchased at a price of $4.86, 99% of the Trust’s net asset value per Share as of 4:00 p.m., New York City Time, on January 4, 2021.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO, the Offer to Purchase or the Letter of Transmittal.

The information contained in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 2 in answer to Items 1 through 9 and Item 11 of the Schedule TO.

Item 10.	Financial Statements

Not applicable.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iii)	Press release issued on January 6, 2021*

*	Filed herewith.

Item 13.	Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Voya Prime Rate Trust

By:	/s/ Paul Caldarelli
Name: Paul Caldarelli
Title: Assistant Secretary

Dated: January 6, 2021

Exhibit Index

(a)(5)(iii)	Press release issued on January 6, 2021.